UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

VictoryBase Corporation

(Exact name of registrant as specified in its charter)

Delaware	85-3850063
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

PO Box 617

Roanoke, TX 76262

(Mailing Address of principal executive offices)

469-694-2707

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in the Offering Circular dated January 31, 2022 and filed February 1, 2022, and any and all amendments thereto (the “Offering Circular”), and elsewhere in this Semiannual Report.

Forward-looking Statements

This section contains certain statements that may include “forward-looking statements”. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipate,” “optimistic,” “intend,” “will” or other similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in our periodic reports that are filed with the SEC. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Other than as required under applicable securities laws, we do not assume a duty to update these forward-looking statements.

Financial Statement Presentation:

The financial statements presented in this Semiannual Report are the combined financial statements of VictoryBase Corporation (“VBC”) and its affiliates, including VictoryBase Holdings LLC (“VBH”) and VictoryBase SC1, LLC (“VBS”). VBS is deemed an affiliate of VBC by virtue of having a common controlling equity holder, VictoryBase RE, LLC (“VBRE”). VBH does NOT control VBRE or VBS, although VBH does have the right to acquire all of the membership interests of VBS from VBRE under the terms of a control agreement. VBH may never exercise its right to acquire the membership interests of VBS.

Operating Results:

Our revenues increased from $249,098 for all of 2021 to $434,925 for the first 6 months of 2022, mostly as a result of VBS having acquired more homes in Beaufort County, South Carolina, and thus VBC having more homes under our control. Specifically, VBS acquired 26 homes from March 2021 through December 2021, and VBS acquired another 22 homes in the first six months of 2022.

Our operating loss decreased from $63,994 during 2021 to $14,302 during the first six months of 2022. Our general and administrative expenses was $19,200. The decrease in general and administrative expenses was driven in part by the fact that many of our start-up activities that we were conducting in 2021 were substantially completed prior to the start of 2022. There are additional related party payables to VBRE, totaling $405,809. Property tax bills for 2022 have not been received during the first six months of 2022.

Liquidity and Capital Resources:

The bulk of our activities since our inception in 2020 has been activities relating to VBS’s acquisition of residential properties that we control or will control under control agreements (“VictoryBase Properties”) and the development, management, and promotion of our EquityBase Program. VBRE has been acquiring properties, but such properties have not yet been developed, nor has VBRE granted control of such properties to VBC or VBH. VBRE may never develop such properties and may never grant us control of such properties through control agreements. Although VBC’s balance sheet shows $10.6 million of property and equipment, the vast majority of those assets are held by VBRE or its subsidiaries and have not yet been conveyed to VBH as contemplated by the Control Agreement. Those assets are reflected on our balance sheet because VBRE owns such assets and also owns a controlling interest in the VBC. VBC has only nominal assets in its own name (or in the name of its subsidiaries) at this time. To date, a substantial portion of VBRE’s activities has been funded by The Tom Paquin Irrevocable Trust. VBS, fully owned by VBRE, has also borrowed $7,657,979 from Bank OZK. As of June 30, 2022, we had $201,608 in cash, $108,470 of this cash is held in a separate account and consists of resident security deposits.

Trend Information:

Over the past six months we’ve seen sharp increases in both the value of the properties that we control and properties that we are seeking to acquire. In more recent months, such increases have slowed due to rising interest rates and other macroeconomic factors. We anticipate interest rates will continue to rise in the months ahead, thereby reducing home prices (or at least slowing the growth in the increase in prices), thereby making future property acquisitions more attractive.

Item 3. Financial Statements

VictoryBase Corporation and Affiliates

Combined Balance Sheet

As of June 30, 2022 & December 31, 2022

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Combined Total 30-Jun-22	Combined Total 31-Dec-21
Assets
Current assets
Cash	$201,608	$-	$122,840	$324,448	$149,546
Accounts receivable	5,343	-	-	5,343	-
Related party receivable	-	-	91,298	91,298	167,366
Prepaid offering costs	198,548	-	-	198,548	-
Total current assets	405,499	-	214,137	619,636	316,912

Property and equipment, net	-	-	10,584,157	10,584,157	6,055,347
Other Assets	-	308	163,617	163,925	327,528
Total assets	$405,499	$308	$10,961,911	$11,367,718	6,699,787

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$-	$-	$6,239	$6,239	2,818
Accrued expenses	111,754	-	76,571	188,325	83,999
Related party payable	405,809	508	7,616	413,933	455,631
Security Deposits from Residents	108,470	-	-	108,470	47,795
Total current liabilities	626,033	508	90,426	716,967	590,243

Notes payable	-	-	7,657,979	7,657,979	2,643,201

Total liabilities	626,033	508	7,748,405	8,374,946	3,233,444

Stockholders’ equity
Common stock Class A	25	-	-	25	25
Common stock Class B	1,000	-	-	1,000	1,000
APIC	-	-	3,420,585	3,420,585	3,672,575
Retained earnings	(222,534)	(200)	(207,079)	(429,813)	(208,232)
Members’ equity	975	-	-	975	975
Total stockholders’ equity	(220,534)	(200)	(207,079)	2,992,772	3,466,343

Total liabilities and stockholders’ equity	$405,499	$308	$7,541,327	$11,367,718	6,699,787

VictoryBase Corporation and Affiliates

Combined Statement of Operations

For the period ending June 30, 2022 & June 30, 2021

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Eliminations	30-Jun-22 Combined	30-Jun-21 Combined
Revenues	$434,925	$430,027	$430,027	$(860,054)	$434,925	$10,418

Operating expenses
Depreciation expense	-	-	371,974	-	371,974	18,331
General and administrative	19,200	-	142,230	-	161,430	102,876
Maintenance expense	-	-	47,364	-	47,364	310
Property tax expense	-	-	-	-	-	-
Subcontrol/Control agreement expense	430,027	430,027	-	(860,054)	-	-
	449,227	430,027	561,567	(860,054)	580,767	121,518

Operating loss	(14,302)	-	(131,541)	-	(145,842)	(111,100)

Other income (expense)
Interest expense	-	-	-	-	-	-
	(14,302)	-	(131,541)	-	(145,842)	(111,100)

Net income (loss) before taxes	(14,302)	-	(131,541)	-	(145,842)	(111,100)

Income tax benefit	-	-	-	-	-	-
Net income (loss)	$(14,302)	$-	$(131,541)	$-	$(145,842)	$(111,100)

VictoryBase Corporation and Affiliates

Combined Statements of Stockholders’ Equity (Deficit)

For the period ending June 30, 2022, 2021 & 2020

	Class A Common Stock	Class A Common Stock Par $.001	Class B Common Stock	Class B Common Stock Par $.001	Additional Paid in Capital	Retained Deficit	Noncontrolling Interest	Total Equity
Balance, December 31, 2020	1,000,000	$1,000	1,000,000	$1,000	$-	$(144,238)	$-	$(142,238)
Contribution by shareholder	-	-	-	-	-	-	6,102,857	6,102,857
Share forfeiture	(975000.00)	(975.00)	-	-	975	-	-	-
Distributions to shareholder	-	-	-	-	-	-	(2,354,743)	(2,354,743)
Net loss	-	-	-	-	-	(63,994)	(75,539)	(139,533)
Balance, December 31, 2021	25,000	$25	1,000,000	$1,000	$975	$(208,232)	$3,672,575	$3,466,343
Contribution by shareholder	-	-	-	-	-	-	-	-
Share forfeiture	-	-	-	-	-	-	-	-
Distributions to shareholder	-	-	-	-	-	-	(327,528)	(327,528)
Net loss	-	-	-	-	-	(14,302)	(131,541)	(145,842)
Balance, June 30, 2022	25,000	$25	1,000,000	$1,000	$975	$(222,534)	$3,213,506	$2,992,973

VictoryBase Corporation and Affiliates

Combined Statements of Cash Flows

For the period ending June 30, 2022 & June 30, 2021

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Total 30-Jun-22	Total 30-Jun-21
Cash from operating activities
Net lncome	$(14,302)	$-	$(131,541)	$(145,842)	$(111,100)
Adjustments to reconcile net income provided by operating activities:
Depreciation and amortization	-	-	371,974	371,974	18,331
Increase (decrease) in cash due to changes in:
Accounts Receivable	(5,343)	-	-	(5,343)	-
Accounts payable	-	-	3,421	3,421	-
Other liabilities	159,264	-	5,738	165,001	35,352
Net cash provided by operating activities	139,619	-	249,591	389,211	(57,416)

Cash flows from investing activities
Escrow deposits	-	-	327,528	327,528	(795,844)
Net purchase of property and equipment	-	-	(5,064,402)	(5,064,402)	(2,955,190)
Net cash used by investing activities	-	-	(4,736,873)	(4,736,873)	(3,751,034)

Cash flows from financing activities
Proceeds from notes payable	-	-	5,014,777	5,014,777	-
Contribution by shareholder	-	-	-	-	3,675,024
Distributions to shareholder	-	-	(327,528)	(327,528)	-
Related party receivable	-	-	(91,298)	(91,298)	(8,070)
Related party payable	20,607	-	(62,812)	(42,205)	181,675
Prepaid offering costs	(31,182)	-	-	(31,182)	(21,746)
Net cash provided by financing activities	(10,575)	-	4,533,139	4,522,564	3,826,884
Net increase in cash	129,044	-	45,858	174,902	18,434
Cash, beginning of period	72,564	-	76,982	149,546	2,000
Cash, end of period	$201,608	$-	$122,840	$324,448	$20,434

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	-	-	$113,697	$113,697	$-
Cash payments for taxes	-	-	-	-	-

Non-cash financing activities Share return

Item 4. Exhibits

INDEX TO EXHIBITS

Description	Exhibit
Certificate of Incorporation	*	2.1
Bylaws	*	2.2
Instruments defining rights of securityholders:
Form of Subscription Agreement	*	4.1
Material Contracts
Tax Receivable Agreement	*	6.1
LLC Agreement of VictoryBase Holdings LLC	*	6.2
Form of Indemnification Agreement	*	6.3
Form of Master Control and Contribution Agreement	*	6.4
Form of Sub-Control Agreement	*	6.5

*	Previously filed as exhibit to offering statement on Form 1-A filed December 9, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VICTORYBASE CORPORATION

By:	/s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer
Sole Director

September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer
Sole Director

September 28, 2022